Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SPRING 2019

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices, Inc. completed the third quarter of its fiscal year on February 28, 2019. Comparative financial results for the first quarter, second quarter and six-month periods are as follows:

THIRD QUARTER (02-28-19)	F/Y 18-19	F/Y 17-18
SALES	$7,812,496	$6,573,658
NET EARNINGS	$445,786	($23,417)
AVERAGE NUMBER OF SHARES OUTSTANDING	3,467,250	3,449,366
EARNINGS PER SHARE	$0.13	($0.01)

NINE MONTHS (02-28-19)	F/Y 18-19	F/Y 17-18
SALES	$24,605,749	$17,953,152
NET EARNINGS	$1,562,135	$330,477
AVERAGE NUMBER OF SHARES OUTSTANDING	3,467,497	3,451,348
EARNINGS PER SHARE	$0.45	$0.09

Fiscal year 2019 is showing substantial improvement over the first 9 months compared to the previous year. We have recorded a 37% increase in revenue and a 373% increase in net profit.

Our sales revenue recorded so far for our structural products increased by 62%, while our revenue for military / aerospace customers increased by 14%. Our firm order backlog at the end of the first 3 quarters is approximately $15.9 million.

ITEM: KEEPING EYE ON THE FUTURE

Taylor Devices is keeping an eye on the future and GOING GREEN. Starting next quarter, our newsletters will not be printed in hard-copy form and mailed to shareholders. Newsletters can be found by visiting www.taylordevices.com/investors under the “Press Releases” tab. Alternately, newsletters can be emailed directly by subscribing to the email list at the same website.

ITEM: TAYLOR DEVICES, INC. PROVES TO BE CUTTING EDGE ON CALIFORNIA CAMPUS

Recently, Taylor Devices completed an important damper project at The Chumash Auditorium located on the campus of California Polytechnic State University in San Luis Obispo, California.

Our project scope consisted of providing sixteen large dampers in order to successfully suppress the floor vibrations.

These dampers were quite specialized in the fact that they were custom-designed to be effective for the very small movements of the floor. While typical movements in the floor were small, these movements, prior to damper installation, were very detectible to the campus community and became a disturbing concern.

As a result of adding sixteen of our custom dampers, Taylor Devices helped to mitigate these vibrations. The photos show the dampers are clearly visible to people, creating a sense of security and well-being throughout the campus community.

At Taylor Devices, we take pride in the fact that some applications, such as this one, help to show-off our dampers, as opposed to being hidden behind a wall.

ITEM: THE SKY IS THE LIMIT FOR TAYLOR’S FUTURE

As reported in last year’s Annual Report, Taylor Devices is working on components for the new Space Launch System (SLS) Program that will carry astronauts to the Moon, Mars, and beyond.

Some of our components are on the ground at the launch facility and some of them will fly with each launch. Successful testing of our devices continues at our Taylor Drive facility. We look forward to many years of reorders.

Alan Klembczyk, President of Taylor Devices recently met with some key figures in Washington, DC. He reports that there is still very favorable bi-partisan support in Congress for this Program. Additionally, the President’s fiscal year 2020 Budget request to Congress for NASA was released in early March and seeks to emphasize the Moon and Mars efforts.

ITEM: THIS MONTH’S Q&A TECHNOLOGY TIPS

Q: Why are Taylor Devices’ dampers so important for Structural Engineers?

A:	As structural engineers have now progressed out of the infancy phase of incorporating fluid dampers into structures for seismic control, we feel that we have a responsibility to share the benefits with as many concerned influences as possible. As managers, engineers, or academia, we have a responsibility to move mankind forward with the knowledge we have obtained to make the earth a better place by helping to save human lives in the event of natural phenomena for which we have little control.

Like automobiles driven on a bumpy road, buildings in seismic regions are a dynamic problem. Who would ever buy or manufacture a car without shock absorbers? The dynamic laws of physics are the same for each.

Taylor Devices’ Dampers are the only type of device that can reduce acceleration, drift (movement), and acceleration all at the same time in a building during an earthquake.

We recognize the merits of our products. We hold our products and ourselves to the highest quality standards.

ITEM:	SOME EXAMPLES OF NEW ORDERS FOR LAST QUARTER

STRUCTURAL PRODUCTS:

Seismic Dampers for several new buildings – ASIA

Damper Mounting Components for an existing Medical Center – WESTERN USA

Seismic Dampers for a Retrofit of a 1960’s Office Building – WESTERN USA

Seismic Dampers for several new buildings – WESTERN USA

Seismic Dampers for an airport building – SOUTH AMERICA

Seismic Dampers for Educational Building – CENTRAL AMERICA

AEROSPACE & DEFENSE:

Landing Gear Shock Absorbers – EUROPE

New Landing Gear Shock Absorbers for UAV – ASIA

New Landing Gear Shock Absorbers for UAV – USA

Custom Shock Absorbers for New Launch Pad – USA

Continued Production of Machine Gun Buffers – USA

Continued Production of Navy Shipboard Shock Absorbers – USA

ITEM:	RECENT EVENTS

• Taylor Devices attends Earthquake Engineering Convention in March

Taylor Devices Industrial and Seismic Products Sales Manager, Bob Schneider joined forces with TDI’s West Coast Technical Sales Manager, Aaron Malatesta, along with our Canadian Representative, Ryan Brouwer of Teratec for the Earthquake Engineering Research Institute’s (EERI) 2019 Annual Meeting held in Vancouver, Canada. The Taylor Team were available to answer questions regarding all our product lines and showcased many of Taylor’s exciting projects to structural engineers.

•	CRM in the Works

Taylor Devices is in the process of incorporating a new Customer Relationship Management (CRM) tool that will help with our Sales efforts.

•	Growth within our Sales & Engineering Departments

We have made significant progress enabling our Sales & Engineering staff in providing a higher level of service to our customers with respect to systems level analysis for both military and structural applications.

•	Taylor getting LEAN in 2019

Taylor Devices has increased our efforts incorporating LEAN Manufacturing into our daily production. This effort is evolving, and improvements are progressing.